Treasury - Investor Relations Department

VENDEXKBB

[redacted]

04012039

SECURITIES AND EXCHANGE COMMISSION - **REGISTERED MAIL**
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

File no. 82-4120

SUPPL

Date	Telephone number	Fax number	Reference
30 December 2003	+31-20 - 5490 509	+31 20 6461 099	T03-1181/gl

SEC MAIL PROCESSING
RECEIVED
JAN 09 2004
WASH. D.C. 181 SECTION

Subject: Rule 12g3-2 (b); File no. 82-4120.

Dear Madam/Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer – Investor Relations Officer,

Grace E. Lapré, secretary

Enclosure.s

dlw 1/13

PRESS RELEASE

VENDEXKBB

Amsterdam, November 20, 2003

Vendex KBB changes pension scheme: prepension to age 63

Vendex KBB and the trade organisations concerned have reached agreement in principle on essential adjustments of the pension and guarantee rules to take effect as of 1 January 2004 for members of the corporate pension fund ('Stichting Pensioenfonds Vendex KBB'). More than 86 thousand present and former employees and pensioners are insured with the pension fund of Vendex KBB.

The envisaged changes are necessary in order to make the fund structurally sound so that not later than in 2010 it will be able to comply with the more stringent minimum requirements imposed on pension funds. The changes will be submitted by the trade organisations to their members for approval.

The main changes are as follows:

Prepension

The commencing age for the prepension is to be raised from 62 to 63. The commencing age for the guarantee scheme which supplements the prepension up to the old early retirement level will be gradually raised so that members shortly before their prepension will still be able to take advantage of the old scheme. Employees who are 57 years of age or older on 1 January next may, if they so wish, make use of the existing scheme with effect from 1 April 2004.

Indexing

- *Effective as of 2004*

The method of indexing pensions and the build-up of pension entitlement is to be standardised. The basis for the indexing applicable to all members will be the Consumer Price Index (CPI). The wage index, which has hitherto been applicable to the active members, will no longer be used. Since the price index is generally lower than the wage index, it is to be expected that, partly for that reason, future pension payments can again be indexed. Whether and to what extent indexing will be possible depends entirely on the investment yield and degree of coverage of the pension fund. The level of any possible indexing will be determined by the fund management.

- *Intended change by 2005*

In order to keep the pension fund sound in the longer term it has been agreed with the trade organisations to change the method of indexing fundamentally no later than in 2005. The aim is to allow the members of the fund to participate in the investment yield both in a positive and a negative sense. In this system the build up of pension entitlement and the payment of pension will

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

run to some extent parallel with the development in the value of the investment portfolio. This so-called 'distribution scheme' will become fully operative as soon as the coverage of the pension fund has again reached the required level. Until that time partial distribution can take place as from 2005.

As a result of the intended changes the introduction of the new international accounting convention for pension funds (IAS 19) with effect from the financial year 2005/06 is not expected to have any consequences for Vendex KBB.

Premiums
The premiums for pension, prepension and guarantee schemes and the division of premiums between employer and employee will be fixed for the medium term at the present level. In the first instance this will apply to the coming two years.

PRESS RELEASE

VENDEXKBB

Amsterdam, November 24, 2003

Subordinated bond Vendex KBB priced at 7⅜%

Vendex KBB successfully priced a EUR 200 million issue of seven-year senior subordinated notes today. The notes carry a coupon of 7⅜%, which is 3.3% over the seven-year Bund rate. The senior subordinated notes were over-subscribed almost seven times, illustrating the strong interest in Vendex KBB by international fixed-income investors. The final offering memorandum is available as of tomorrow. The funding is expected on November 28 next.

The senior subordinated notes form part of the EUR 1 billion refinancing package, led by ING, that Vendex KBB put in place at the end of October. Besides the senior subordinated note, the refinancing package consists of a three-year syndicated loan of EUR 550 million and a seven-year mortgage loan of EUR 250 million. The senior subordinated notes were structured by ING, which acted as joint lead manager and joint book runner. BNP Paribas was also joint lead manager and joint book runner. ABN Amro was co-manager on the bond.

The refinancing concerns the total of Vendex KBB's interest-bearing debt and existing credit lines, which will be converted into credit facilities with longer maturities. By using various sources of funding and by also including the short-term credit lines in the refinancing deal, the capital structure of Vendex KBB will be strengthened substantially and the liquidity position will improve.

As a result of the relatively favourable interest rate on the senior subordinated bond, the financing costs in total on the average debt will be 6% on a yearly basis, instead of the earlier expected 6.3% (excluding the one-off costs of approximately EUR 18 million related to the financing package).

Public relations
Peter van Bakkum, Tel. + 31-20 - 5490 432

Investor relations
Marius Zomer, Tel. + 31-20 - 5490 509

PRESS RELEASE

VENDEXKBB

Amsterdam, December 15, 2003

Change in V&D management

The Board of Management of Vendex KBB has appointed Mr A.O. (Ton) van Eijk (52) to the group management of V&D with effect from 1 January 2004. As director of Concept Development & Marketing his responsibilities will include the development of strategy, format and assortment, marketing and communication. The works council of V&D has advised positively on the appointment.

Ton van Eijk is currently HEMA's director of Strategy & Format, responsible among other things for HEMA's successful marketing strategy. A decision will shortly be taken concerning Ton van Eijk's successor at HEMA.

With V&D Ton van Eijk will take over a large part of the tasks of Mr A.J.Th.C. (Arnoud) van Raak (47), who, since the beginning of 2002, has held the post of director of Buying & Merchandise. Arnoud van Raak will pursue his career outside the Group as from 1 January 2004.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

PRESS RELEASE

VENDEXKBB

Amsterdam, December 19, 2003

Vendex KBB to publish quarterly results

Vendex KBB plans to publish quarterly results. In addition to the half-yearly and annual figures, the results for the first and third quarters will also be reported as from the financial year 2004/05 (February 1, 2004 - January 31, 2005). The Group's purpose in doing so is to improve interim insight into the course of business and to enhance transparency.

The quarterly reporting will take the place of the turnover reports which Vendex KBB has been publishing shortly after the close of each quarter since the autumn of 2001. The turnover figures will be included in the reports on the quarterly, halfyearly en annual results. In view of the lengthy period between the publication of turnover and results over the third quarter and the publication of the annual figures, it has been decided to continue to publish the turnover report over the last quarter (and the whole financial year) shortly after year end..

The financial calendar is as follows:

Turnover figures 4th quarter and fiscal year 2003/04	February 18, 2004
Annual figures 2003/04	April 6, 2004
Annual General Meeting of Shareholders	May 12, 2004
First quarter report 2004/05	June 2, 2004
Half-yearly report 2004/05	September 7, 2004
Third quarter report 2004/05	November 30, 2004
Turnover figures 4th quarter and fiscal year 2004/05	February 16, 2005
Annual figures 2004/05	April 5, 2005

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509